UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated December 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: December 9, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING CONSOLIDATES ITS TWO 4,800 TEU CONTAINERSHIPS, REDUCES THE CONTRACT PRICE ON REMAINING VESSEL AND PURCHASES TWO ADDITIONAL ECO-DESIGN ULTRAMAX NEWBUILDINGS

ATHENS, Greece (December 9, 2013) – Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today that it has entered into an agreement with a Chinese shipyard to cancel one of its two 4,800 TEU containership newbuilding contracts at no cost to the Company, transfer the deposit to the remaining vessel and to reduce its contract price from the original $57.5 million to $55.0 million. After taking into consideration the above changes, the Company will have one 4,800 TEU containership newbuilding on order with $23.0 million, or approximately 42% of the purchase price, already funded and the remainder of the contract price due upon delivery in the second quarter of 2014.  The final installment due on delivery will be financed through the Company's loan facility with China Development Bank, subject to certain closing conditions.  The Company has granted Box Ships Inc. an option to acquire the containership newbuilding.

Subsequently, the Company announced that it has acquired two additional Eco-Design Ultramax newbuilding drybulk carriers from an affiliated entity with scheduled deliveries in the second quarter of 2015. The two Ultramax newbuildings are being built in Yangzhou Dayang Shipbuilding Co., a member of the Sinopacific Shipbuilding Group, and will have a carrying capacity of 63,500 dwt each.  The Ultramax vessels are sister ships to our existing two Ultramax newbuildings under construction at the same yard that are expected to be delivered in 2014, and include approximately $1.6 million in extra equipment.  The total consideration for these two Ultramax newbuildings is $56.5 million.

Commenting on the developments, our Chairman and CEO, Michael Bodouroglou, stated "The cancellation and reduction in price of the containership newbuilding improves the Company's equity position, and gives Paragon greater flexibility as it can now take delivery of the one containership with little or no additional equity.  We now have 13 vessels on the water and we believe this recent positive event will result in additional long-term growth for the Company.  By acquiring the two additional Eco-Design Ultramax newbuildings, our newbuilding program has grown to six vessels, including the one containership, to be delivered starting December 2013 through to the middle of 2015. "

Conference Call and Webcast details
The Company's management team will host a conference call to discuss these developments on December 10, 2013 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-300- 8521 (USA) or +1-412-317-6026 (international) to access the call. A replay of the conference call will be available  for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10037892.

Audio Webcast
There  will  also  be  a  simultaneous  live  webcast  through  the  Company's  website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of thirteen drybulk vessels with a total carrying capacity of 816,472 dwt. In addition, Paragon Shipping's current newbuilding program consists of one Handysize drybulk carrier scheduled to be delivered in the fourth quarter of 2013, two Ultramax drybulk carriers and one 4,800 TEU containership that are scheduled to be delivered in 2014 and two Ultramax drybulk carriers that are scheduled to be delivered in 2015. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its containership under construction. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Contacts
Paragon Shipping Inc.
ir@paragonship.com

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300